FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of October 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURE
Gemplus And T-Mobile Netherlands Improve User Experience for Mobile Services via the SIM

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: October 10, 2003

	By:	/s/ Stephen Juge Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus And T-Mobile Netherlands Improve User Experience
for Mobile Services via the SIM

Luxembourg and ITU 2003, Geneva, 10 October 2003, T-Mobile Netherlands, and Gemplus (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, announce positive results following the deployment of their SMS based Information-on-demand service launched to T-Mobile Netherlands subscribers.

Only five months after introduction of SIM Toolkit support, volumes for SMS ringtone downloads went up fivefold.

T-Mobile Netherlands was looking to deploy end-user services that were easy to use and flexible. The interactive services developed together with Gemplus offer considerably better customer experience and open new service areas for the SIM card.

Using content and an application infrastructure from Realtime, the leading European provider of wireless application infrastructure and value-added services to the mobile market, and Gemplus’ SIM browsing technology, T-Mobile Netherlands was able to offer a range of SIM-based SMS services to their subscribers. Services include multi-question quizzes where the SIM card sets up an interactive question and answer session for the subscriber using SIM ToolKit, and ringtone selection, right from the SIM Toolkit menu.

Kees Kaljouw, Sr. Product Manager for T-Mobile Netherlands: ‘T-Mobile sees huge opportunities for SMS services. We are confident that the increased usability will improve customer acceptance of SIM services and stimulate usage. Gemplus has proven to be an excellent technology partner. Their customer oriented approach made it possible to incorporate our requirements for interactive services with their GemConnect Online solution. Their partnership with service provider Realtime helped us co-ordinate the back-end support for these interactive services.’

GemConnect Online is an interoperable solution that eases the deployment of SIM services and helps boost the acceptance of the operator’s value added services by simplifying user access. Specifically designed for Information on demand services, it enables operators to push new services to subscribers using the SIM as the ultimate push marketing tool. It has added a level of personalization and ease of use to T-Mobile’s Value Added Services through its user-friendly interface and SIM ToolKit menu.

Tim Cawsey, Marketing and Communications Director, Gemplus Telecom, said: ‘T-Mobile Netherlands is a highly innovative operator. Their SMS intensive customer base stands to benefit enormously from the user-friendly interface that we put together by combining our SIM-based technology and content and application infrastructure from Realtime. This project is concrete proof of our strategy of developing SIM-based solutions to help our operators generate data revenue in a 2G environment.’

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

About T-Mobile Netherlands

T-Mobile, one of the largest mobile networks in the world, has around 1,69 million customers in the Netherlands (end of August 2003) and is the number 3 on the Dutch market. T-Mobile offers products and services for the consumers as well as the business market. T-Mobile NL is partner in sport of the national Olympic Committee and supports the Dutch Olympic Team on the road to the Olympic Summer Games in Athens 2004.

©2003 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Press contacts

Jane Strachey Gemplus Telecom PR Manager	Tel: +33 (0) 442364661 Mobile: +33 (0) 676493593 jane.strachey@gemplus.com

Vanessa Clarke Edelman Account Director	Tel: +44 (0) 20 7344 1349 vanessa.clarke@edelman.com

Henny van der Heiden T-Mobile Netherlands Vice-President Corporate Communications	Tel: +31 (0) 6 14096666 henny.vd.heiden@t-mobile.nl